SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM ________________ TO ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Richardson-Vicks Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                          RICHARDSON-VICKS SAVINGS PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                       DECEMBER 31, 1996 AND 1995 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 1996 AND
                          INDEPENDENT AUDITORS' REPORT






















RICHARDSON-VICKS SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits
    as of December 31, 1996 and 1995                               2

  Statements of Changes in Net Assets Available
    for Benefits for the Years Ended
    December 31, 1996 and 1995                                     3

  Notes to Financial Statements for the Years Ended
    December 31, 1996 and 1995                                     4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (Item 27a of Form 5500), December 31, 1996                       11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1996

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default























DELOITTE &
  TOUCHE LLP
------------       ------------------------------------------------------
                   250 East Fifth Street          Telephone: (513) 784-7100
                   P.O. Box 5340
                   Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Richardson-Vicks Savings Plan ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 13, 1997


-----------------
Deloitte Touche
Tohmatsu
International
-----------------




RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------
                                               1996           1995
INVESTMENTS, At fair value:
  Investment in The Procter and
   Gamble Master Savings Trust             $48,958,580      $44,290,767
  Loans to Participants                        219,463          207,798

INTEREST RECEIVABLE                              4,685            3,121
                                           -----------      -----------

NET ASSETS AVAILABLE FOR
 BENEFITS                                  $49,182,728      $44,501,686
                                           ===========      ===========

See notes to financial statements.


RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------
                                              1996               1995
ADDITIONS:
  Investment income:
    Equity in net earnings
     of The Procter and Gamble
     Master Savings Trust                  $ 8,753,805      $ 8,635,267
    Interest income                             15,782           26,049
                                           -----------      -----------
    Total investment income                  8,769,587        8,661,316
  Transfer from unaffiliated plan                1,564          291,077
                                           -----------      -----------
       Total additions                       8,771,151        8,952,393
                                           -----------      -----------

DEDUCTIONS - Distributions and other         4,090,109        3,542,357
                                           -----------      -----------

NET INCREASE                                 4,681,042        5,410,036

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                         44,501,686       39,091,650
                                           -----------      -----------

  End of year                              $49,182,728      $44,501,686
                                           ===========      ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The following brief description of the Richardson-Vicks Savings Plan
         (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan is a defined contribution plan established by Richardson-Vicks Inc. (Company) to provide a means for eligible employees to supplement their retirement income. The Company is a wholly-owned subsidiary of The Procter & Gamble Company (Parent). The Plan assets are held in a combined trust account with the assets of other Parent defined contribution plans (see Note 4). Each of the plans has a proportionate and undivided ownership interest in the trust assets.

         CONTRIBUTIONS - Effective December 31, 1987, both employee and employer contributions to the Plan were suspended. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1987.

         VESTING - Effective with the suspension of contributions on December 31, 1987, all participants became fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Parent.

         LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with deferred balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Parent plans.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. The Collective Income Fund was discontinued during 1995 and participants were allowed to reallocate among the other investment options. If a participant did not choose an alternative investment option, all funds previously held in the Collective Income Fund were transferred to the Reserve Fund. Participants may allocate their account balances in one or all of the following investment options offered by the Plan (Note
         4):

         RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

         MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - A fund investing in a balanced portfolio consisting of both equity and fixed securities.

         COLLECTIVE INCOME FUND - A fund investing in guaranteed interest contracts with varying maturities, sizes and yields.

         INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY STOCK FUND - A fund investing in a portfolio of equity securities issued by small companies.













The activity and balances in the funds are summarized as follows for the years ended December 31, 1996 and 1995:
                                          MANAGEMENT
               COLLECTIVE    COMPANY       LARGE      SMALL     INTER-                             MANAGED     LOANS TO
                INCOME        STOCK       COMPANY    COMPANY    NATIONAL  RESERVE      DIVERSIFIED  BOND       PARTIC-
                FUND          FUND          FUND      FUND       FUND      FUND            FUND     FUND       PANTS     TOTAL
Net assets
 available
 for
 benefits,
 December
 31, 1994      $ 19,483,367  $14,962,588  $4,383,908                                                           $261,787 $39,091,650

Equity in
 net
 earnings
 of The
 Procter &
 Gamble
 Master
 Savings
 Trust              501,819    5,200,683   1,889,593                      $   472,654  $  474,490  $   96,028             8,635,267

Interest
 income                                                                                                          26,049      26,049

Transfer
 from
 unaffiliated
 plan                            165,947      35,930                            7,268      48,887      30,096     2,949     291,077

Distributions
 to
 participants      (166,495)  (1,383,404)   (215,499)                      (1,609,727)   (155,835)     (3,318)   (8,079) (3,542,357)

Transfer
 between
 funds          (19,818,691)               1,471,113                       13,206,032   3,971,884   1,244,570   (74,908)
               ------------  -----------  ----------  --------  --------  -----------  ----------  ----------  --------  ----------

Net assets
 available
 for
 benefits,
 December
 31, 1995                     18,945,814   7,565,045                       12,076,227   4,339,426   1,367,376   207,798  44,501,686

Equity in net
 earnings of
 The Procter
 & Gamble
 Master
 Savings
 Trust                         5,681,254   1,782,355  $ 46,752  $ 16,452      592,690     565,576      68,726             8,753,805

Interest
 income                                                                                                          15,782      15,782

Transfer from
 unaffiliated
 plan                                                                                                             1,564       1,564

Distributions
 to
 participants                 (1,665,156)   (625,309)                      (1,110,209)   (610,772)    (73,934)   (4,729) (4,090,109)

Transfer
 between
 funds                         1,095,772     248,890   689,239   748,079   (1,972,917)   (377,445)   (430,666)     (952)
               ------------  -----------  ----------  --------  --------  -----------  ----------  ----------  -------- -----------

Net assets
 available
 for
 benefits,
 December
 31, 1996      $       -     $24,057,684  $8,970,981  $735,991  $764,531  $ 9,585,791  $3,916,785  $  931,502  $219,463 $49,182,728
               ============  ===========  ==========  ========  ========  ===========  ==========  ==========  ======== ===========



2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds), are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A., (PNC Bank) the trustee of the Plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Parent.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1996 and 1995.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Parent formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a master trust permits the commingling of investments that fund various Parent-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1996 and 1995 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                                            MANAGEMENT
                  COLLECTIVE                  LARGE       SMALL      INTER-                                MANAGED
                   INCOME        COMPANY     COMPANY     COMPANY     NATIONAL    RESERVE      DIVERSIFIED   BOND
                   FUND        STOCK FUND     FUND        FUND         FUND       FUND          FUND        FUND        TOTAL
Investments,
 at fair value    $  -         $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued interest
 and dividends       -               6,336          263          51          35          382          152          23         7,242
                  -----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total             $  -         $44,729,156  $48,644,705  $2,637,535  $1,863,805  $32,150,049  $32,299,902  $5,790,377  $168,115,529
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's
 investment
 in Master
 Trust            $  -         $24,057,684  $ 8,970,981  $  735,991  $  764,531  $ 9,585,791  $ 3,916,785  $  931,502  $ 48,963,265
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============

Plan's
 percentage
 ownership
 interest in
 Master Trust        -       %          54%          18%         28%         41%          30%          12%         16%           29%
                  ===========  ===========  ===========  ==========  =========== ===========  ===========  ==========  ============




Investments held by the Master Trust at December 31, 1996 are summarized as follows:
                                            MANAGEMENT
                  COLLECTIVE                  LARGE       SMALL      INTER-                                MANAGED
                     INCOME     COMPANY      COMPANY     COMPANY     NATIONAL    RESERVE      DIVERSIFIED    BOND
FAIR VALUE           FUND      STOCK FUND     FUND        FUND        FUND        FUND           FUND        FUND          TOTAL
The Procter &
 Gamble Company
 common stock     $            $43,559,282                                                                             $ 43,559,282
Mutual funds                                $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                     1,163,538          148          47          27       64,279          111         104     1,228,254
                  -----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total
 investments
 at fair
 value            $  -         $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                  ===========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                              MANAGEMENT
                  COLLECTIVE                    LARGE      SMALL    INTER-                            MANAGED
                   INCOME        COMPANY       COMPANY    COMPANY   NATIONAL RESERVE     DIVERSIFIED   BOND
                   FUND        STOCK FUND       FUND       FUND       FUND    FUND          FUND       FUND          TOTAL
Net apprecia-
 tion in fair
 value of
 investments      $50,196      $ 9,402,213    $9,601,531  $170,571  $36,190  $1,717,880  $4,251,429   $316,106  $25,546,116
Dividends                          695,063                                                                          695,063
Interest                           179,397                                        9,911                             189,308
                  -----------  -----------    ----------  --------  -------  ----------  ----------   --------  -----------

Total             $50,196      $10,276,673    $9,601,531  $170,571  $36,190  $1,727,791  $4,251,429   $316,106  $26,430,487
                  ===========  ===========    ==========  ========  =======  ==========  ==========   ========  ===========

Plan's equity
 in net earnings
 of Master Trust  $  -         $ 5,681,254    $1,782,355  $ 46,752  $16,452  $  592,690  $  565,576   $ 68,726  $ 8,753,805
                  ===========  ===========    ==========  ========  =======  ==========  ==========   ========  ===========




Assets of the Master Trust at December 31, 1995 are summarized as follows:
                         COLLECTIVE                       MANAGEMENT                                   MANAGED
                           INCOME        COMPANY        LARGE COMPANY   RESERVE        DIVERSIFIED      BOND
                            FUND        STOCK FUND         FUND          FUND              FUND         FUND           TOTAL
Investments, at
 fair value              $1,323,639     $37,568,733     $36,541,114     $35,298,684    $31,385,977     $7,472,474    $149,590,621
Accrued interest
 and dividends                    7           4,256             124             317            106              3           4,813
                         ----------     -----------     -----------     -----------    -----------     ----------    ------------

Total                    $1,323,646     $37,572,989     $36,541,238     $35,299,001    $31,386,083     $7,472,477    $149,595,434
                         ==========     ===========     ===========     ===========    ===========     ==========    ============

Plan's investment
 in Master Trust                -        18,945,814     $ 7,565,045     $12,076,227    $ 4,339,426     $1,367,376    $ 44,293,888
                         ===========    ===========     ===========     ===========    ===========     ==========    ============

Plan's percentage
 ownership interest
 in Master Trust                -                50%             21%             34%            14%            18%             30%
                         ===========    ===========     ===========     ===========    ===========     ==========    ============




Investments held by the Master Trust at December 31, 1995 are summarized as follows:
                         COLLECTIVE                      MANAGEMENT                                  MANAGED
                           INCOME       COMPANY       LARGE COMPANY   RESERVE        DIVERSIFIED      BOND
FAIR VALUE                  FUND       STOCK FUND        FUND          FUND              FUND         FUND           TOTAL
The Procter &
 Gamble Company
 common stock                          $36,625,140                                                                  $ 36,625,140
Registered investment
 companies               $1,323,613                                                                                    1,323,613
Mutual funds                                          $36,540,976     $35,233,082    $31,385,838     $7,472,367      110,632,263
Short-term investments           26        943,593            138          65,602            139            107        1,009,605
                         ----------    -----------    -----------     -----------    -----------     ----------     ------------

Total investments
 at fair value           $1,323,639    $37,568,733    $36,541,114     $35,298,684    $31,385,977     $7,472,474     $149,590,621
                         ==========    ===========    ===========     ===========    ===========     ==========     ============




Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:
                         COLLECTIVE                      MANAGEMENT                                    MANAGED
                           INCOME         COMPANY       LARGE COMPANY   RESERVE        DIVERSIFIED      BOND
                            FUND         STOCK FUND        FUND          FUND              FUND         FUND           TOTAL
Net appreciation
 in fair value
 of investment           $600,245        $16,178,665    $ 8,040,240     $ 1,663,854    $ 6,229,037     $1,051,580   $ 33,763,621
Dividends                                    772,124                                                                     772,124
Interest                                     130,871                          9,098                                      139,969
                         --------        -----------    -----------     -----------    -----------     ----------   ------------

Total                    $600,245        $17,081,660    $ 8,040,240     $ 1,672,952    $ 6,229,037     $1,051,580   $ 34,675,714
                         ========        ===========    ===========     ===========    ===========     ==========   ============

Plan's equity in
 net earnings of
 Master Trust            $501,819        $ 5,200,683    $ 1,889,593     $   472,654    $   474,490     $   96,028   $  8,635,267
                         ========        ===========    ===========     ===========    ===========     ==========   ============




5.       DISTRIBUTIONS PAYABLE

         Distributions payable to participants as of December 31, 1996 and 1995 are approximately $111,000 and $16,000, respectively.


RICHARDSON-VICKS SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1996
----------------------------------------------------------------------------
IDENTITY OF ISSUE,
BORROWER, LESSOR                                                    FAIR
OR SIMILAR PARTY        DESCRIPTION OF INVESTMENT          COST     VALUE

Participant Loans       57 loans with maturities
                        ranging from February 1997
                        to December 2001 and interest
                        rates ranging from 6.5% - 10%      $ -      $219,463
                                                           ======   ========





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Richardson-Vicks Savings Plan



                                    /S/JOSEPH R. LAWHEAD
Date:  June 27, 1997                --------------------------------------
                                    Joseph R. Lawhead
                                    Member, Benefits Committee




                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche